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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B) (C), AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)
                            (AMENDMENT NO.________)(1)


                         HORIZON MEDICAL PRODUCTS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   439903 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 APRIL 14, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]  Rule 13d-1 (b)

      [ ]  Rule 13d-1 (c)

      [X]  Rule 13d-1 (d)


--------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.   439903 10 5                                 PAGE  2    OF   8  PAGES
            -----------                                      ----      ----


    13G


-------  -----------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         MARSHALL B. HUNT
-------  -----------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [ ]
-------  -----------------------------------------------------------------------
3.       SEC USE ONLY

-------  -----------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
-------  -----------------------------------------------------------------------
NUMBER OF               5.      SOLE VOTING POWER              2,721,988
SHARES            ------------  ------------------------------------------------
BENEFICIALLY            6.      SHARED VOTING POWER                -0-
OWNED BY          ------------  ------------------------------------------------
EACH                    7.      SOLE DISPOSITIVE POWER         2,721,988
REPORTING         ------------  ------------------------------------------------
PERSON WITH             8.      SHARED DISPOSITIVE POWER           -0-
-------  -----------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   2,721,988
-------  -----------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                  [ ]
-------  -----------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                               20.4%
-------  -----------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON*
                                                               IN
-------  -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




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CUSIP NO.   439903 10 5                                 PAGE  3    OF   8  PAGES
            -----------                                      ----      ----


    13G


-------  -----------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         HUNT FAMILY INVESTMENTS, L.L.L.P.
-------  -----------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [ ]
-------  -----------------------------------------------------------------------
3.       SEC USE ONLY

-------  -----------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
-------  -----------------------------------------------------------------------
NUMBER OF               5.      SOLE VOTING POWER               924,210
SHARES            ------------  ------------------------------------------------
BENEFICIALLY            6.      SHARED VOTING POWER                -0-
OWNED BY          ------------  ------------------------------------------------
EACH                    7.      SOLE DISPOSITIVE POWER          924,210
REPORTING         ------------  ------------------------------------------------
PERSON WITH             8.      SHARED DISPOSITIVE POWER           -0-
-------  -----------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    924,210
-------  -----------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                  [ ]
-------  -----------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                               6.9%
-------  -----------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON*
                                                                      PN
-------  -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP NO.   439903 10 5                                 PAGE  4    OF   8  PAGES
            -----------                                      ----      ----


ITEM 1(A).  NAME OF ISSUER:

         Horizon Medical Products, Inc.


ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         One Horizon Way
         P.O. Drawer 627
         Manchester, GA  31816


ITEM 2(A).  NAME OF PERSONS FILING:

         Marshall B. Hunt

         Hunt Family Investments, L.L.L.P.


ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         Seven North Parkway Square
         4200 Northside Parkway, N.W.
         Atlanta, GA  30327


ITEM 2(C).  CITIZENSHIP:

         Marshall B. Hunt (U.S.A.); Hunt Family Investments, L.L.L.P. (Georgia, U.S.A.)


ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

         Common Stock, par value $0.001 per share


ITEM 2(E).  CUSIP NUMBER:

         439903 10 5



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CUSIP NO.   439903 10 5                                 PAGE  5    OF   8  PAGES
            -----------                                      ----      ----

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable.


ITEM 4.  OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

OWNERSHIP OF MARSHALL B. HUNT

         (a)  Amount beneficially owned:
                                         2,721,988
         -----------------------------------------------------------------------
         (b) Percent of class:
                                           20.4%
         -----------------------------------------------------------------------
         (c) Number of shares as to which such person has:

         (i) Sole power to vote or to direct the vote                 2,721,988*
                                                     ---------------------------
         (ii) Shared power to vote or to direct the vote                 -0-
                                                        ------------------------
         (iii) Sole power to dispose or to direct the disposition of  2,721,988*
                                                                    ------------
         (iv) Shared power to dispose or to direct the disposition of    -0-
                                                                     -----------

OWNERSHIP OF HUNT FAMILY INVESTMENTS, L.L.L.P.*

         (a)  Amount beneficially owned:
                                                                         924,210
         -----------------------------------------------------------------------
         (b) Percent of class:
                                                                            6.9%
         -----------------------------------------------------------------------
         (c) Number of shares as to which such person has:

         (i) Sole power to vote or to direct the vote                    924,210
                                                     ---------------------------
         (ii) Shared power to vote or to direct the vote                   -0-
                                                        ------------------------
         (iii) Sole power to dispose or to direct the disposition of     924,210
                                                                    ------------
         (iv) Shared power to dispose or to direct the disposition of      -0-
                                                                     -----------

         --------------------
         * Mr. Hunt is a general partner and the managing general partner of Hunt Family Investments, L.L.L.P. and as a result may be deemed to be the beneficial owner of such shares.

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CUSIP NO.   439903 10 5                                 PAGE  6    OF   8  PAGES
            -----------                                      ----      ----

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following [     ].


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not Applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable.


ITEM 10. CERTIFICATIONS.

         Not Applicable.



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CUSIP NO.   439903 10 5                                 PAGE  7    OF   8  PAGES
            -----------                                      ----      ----

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      February 12, 1999
                                             -----------------------------------
                                                            (Date)


                                                     /s/ Marshall B. Hunt
                                             -----------------------------------
                                                       Marshall B. Hunt




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CUSIP NO.   439903 10 5                                 PAGE  8    OF   8  PAGES
            -----------                                      ----      ----

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      February 12, 1999
                                             -----------------------------------
                                                            (Date)


                                                     /s/ Marshall B. Hunt
                                             -----------------------------------
                                                       Marshall B. Hunt
                                                       General Partner
                                              Hunt Family Investments, L.L.L.P.